Contact Information

UBS Warburg LLC
299 Park Avenue
New York, NY 10171-0026

Tel: 212-821-3000

www.ubswarburg.com

UBS Warburg LLC is a subsidiary of UBS AG
UBS Warburg is a business group of UBS AG

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STRICTLY PRIVATE AND CONFIDENTIAL

Project Mill

Presentation to the Special Committee of the Board of Directors
April 24, 2001

APRIL 2001

The accompanying material was compiled on a confidential basis for use solely by the Special Committee of the Board of Directors of Springs Industries, Inc. (the "Company") in evaluating the proposed transaction described herein. This material was prepared for a specific use by specific persons and was not prepared to conform with any disclosure standards under applicable federal securities laws or otherwise. Neither the Company nor UBS Warburg ("UBS Warburg") nor any of their respective officers, directors, employees, affiliates, advisors, agents or representatives warrants the accuracy or completeness of any of the material set forth herein. Nothing contained in the accompanying material is, or shall be relied upon as, a promise or representation as to the past or the future.

It should be understood that any estimates, valuations and/or projections contained in the accompanying material were prepared or derived from information supplied by the Company without any independent verification thereof by UBS Warburg. Accordingly, no representation or warranty can be or is made by UBS Warburg as to the accuracy or achievability of any such valuations, estimates and/or projections.

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Contents

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Transaction Overview

SECTION 1

Transaction Overview

◆ Heartland Industrial Partners, L.P. ("Heartland") will acquire a significant interest in Springs Industries, Inc. ("Springs" or the "Company"), and Springs' shareholders (other than certain members of the Close family (the "Close Family") and certain management shareholders (collectively, the "Continuing Shareholders") and Dissenting Shareholders (as defined in the Agreement (as defined below)) will receive US$46.00 per share in cash for each outstanding share of common stock of the Company

◆ Pursuant to the draft Recapitalization Agreement (the "Agreement") dated April 23, 2001 to be entered into by Springs and Heartland Springs Investment Company ("Merger Subsidiary"), an entity controlled by Heartland, Springs will undertake a recapitalization whereby:

– Merger Subsidiary will merge with and into the Company (the "Merger");

– Shares of the Company (other than the shares held by the Continuing Shareholders and Dissenting Shareholders) will be converted into the right to receive US$46.00 per share in cash (the "Cash Merger Consideration"), subject to the terms and conditions as set forth in the Agreement;

◆ For the purposes of our analyses, UBS Warburg has assumed the transaction will close on June 30, 2001

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Heartland Overview

♦ Heartland is a private equity investment fund formed in 1999 with equity commitments in excess of US$1.1 billion (US$2 billion targeted by the final close of the fund) with offices in Greenwich, CT, New York, NY and Detroit, MI

♦ Primary investment focus is on mid- to large-cap, industrial companies with a "buy, build and grow" platform scale-up investment strategy to be concentrated among five industrial sectors

♦ Targeted industries include those that are poised for consolidation and have long-term growth potential: automotive, aerospace material/components, metal forming/fabrication, specialty chemicals, home textiles/furnishings, machine tools, and heavy equipment

♦ Heartland was founded by David Stockman, a former partner at The Blackstone Group and a former Reagan Administration cabinet officer; Timothy Leuliette, the former president and COO of Penske Corporation; and Daniel Tredwell, a former managing director of Chase Securities. Heartland currently has 7 partners and 20 professionals

♦ Transactions completed to date have focused on the automotive supply sector. Three of these transactions resulted in the creation of Metaldyne Corporation in January 2001
  – MascoTech, Inc.—November 2000 (Metaldyne)
  – Simpson Industries, Inc.—December 2000 (Metaldyne)
  – Global Metal Technologies, Inc.—January 2001 (Metaldyne)
  – Collins & Aikman Corporation—March 2001 (60% ownership)

Principal Terms & Conditions

Form of Transaction:	♦ Leveraged recapitalization via reverse merger
Merger Consideration:	♦ US$46.00 per share in cash
Tax Structure:	♦ Fully taxable to selling shareholders
Accounting Treatment:	♦ Recapitalization accounting under GAAP (no push-down of goodwill)
Significant Conditions and Other Terms:	♦ Special Committee approval of the proposed amendment to the Company's Articles of Incorporation (the "Amendment") and the Agreement and recommendation of same to the Board of Directors
	♦ Approval by Springs' Board of Directors and recommendation to the Company's shareholders (other than the Continuing Shareholders)
	♦ Affirmative vote by 2/3 of the votes by the Company's shareholders in favor of the Amendment, with the Class A and Class B shareholders voting together as a single class (with the holders of Class B shares entitled to four votes per share) (Close Family shares represent ~73% of the vote)
	♦ Affirmative vote by 2/3 of the votes by the Company's shareholders in favor of the Merger, with the Class A and Class B shareholders voting together as a single class (with the holders of Class B shares entitled to one vote per share) (Close Family shares represent ~41% of the vote)
	♦ Customary conditions relating to regulatory approvals and no material adverse effect
	♦ Compliance by the Close Family with respect to the Shareholders Agreement, including voting their shares in favor of the Agreement and the Amendment
	♦ Financing out is subject to (i) the terms and conditions of the bank commitment letter; (ii) bank financing shall have been completed on substantially the terms and conditions in the bank commitment letter (or on terms and conditions which are not materially more onerous); (iii) compliance with respect to the Shareholders Agreement; and (iv) the terms and conditions of the equity commitment letter
	♦ No shop provision subject to fiduciary out

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Termination Conditions:	♦ Customary termination conditions and provisions including:

- termination by mutual consent

- termination by either Springs or Heartland, if (i) the Merger is not consummated on or before October 15, 2001; (ii) failure to receive the requisite vote in favor of the Amendment; and (iii) failure to receive the requisite vote in favor of the Merger;

- termination by Heartland, if the Special Committee or Board of Directors shall have failed to make, withdrawn or modified in a manner adverse to Heartland its approval or recommendation of the Merger

- termination by the Company, if the Company receives from any third party an Acquisition Proposal (as defined in the Agreement) which the Special Committee or the Board of Directors determines is more favorable to the Company's shareholders and determines in good faith that adopting or recommending such offer is reasonably likely to be required in the exercise of its respective fiduciary duties;

- no termination fee (except for expense reimbursement in the case of a termination under certain circumstances

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Purchaser Financing

♦ Heartland intends to finance the Merger through the use of: (i) US$700 million senior secured credit facilities provided by JP Morgan Chase ("Morgan Chase"); (ii) a US$200 million receivables purchase facility; and (iii) US$225 million of equity capital provided by Heartland in addition to the equity rolled over by Continuing Shareholders

♦ The Morgan Chase credit facilities are comprised of a term loan facility, a revolving credit facility and a receivables purchase facility

  – term loan facility is comprised of two tranches: (i) a 5.5-year, amortizing, term loan facility (the "Tranche A Term Loan Facility") in the amount of US$200 million and (ii) a 7-year, amortizing, term loan facility (the "Tranche B Term Loan Facility") in the amount of US$300 million

  – secured revolving credit facility is available in the amount of up to US$200 million for a period of 5.5 years

  – receivables purchase facility in the amount of up to US$200 million through which the Company will securitize its trade receivables through the issuance of commercial paper (backed by the cash flows from the eligible trade receivables sold to a special purpose subsidiary or trust). This facility has a term of one year which may be extended for additional one-year terms

  – pricing, subject to a leverage performance grid, will initially be set at a spread to adjusted LIBOR ("LIBOR") or to the commercial paper rate, as follows:

    · Tranche A Term Loan Facility: LIBOR + 1.75%

    · Tranche B Term Loan Facility: LIBOR + 2.25%

    · Secured Revolving Credit Facility: LIBOR + 1.75%

    · Receivables Purchase Facility: CP Rate (at market)

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Purchaser Financing (continued)

♦ Significant financing conditions include:

- Morgan Chase (Bank Financing)—(i) customary conditions relating to fees, documentation, compliance with law, etc.; (ii) no material adverse change in the Company or in the financial, banking or capital markets as they relate to hindering Morgan Chase's ability to syndicate the facilities; (iii) knowledge that no other competing financing for a Heartland affiliate occurs during the syndication without the consent of Morgan Chase; (iv) Morgan Chase's completion of ongoing legal, environmental, tax and accounting due diligence; and (v) satisfied as to the nature of the environmental and employee health/safety exposures and receipt of environmental assessments (including Phase I and II reports, as applicable) satisfactory to Morgan Chase

- Heartland (Equity Financing)—(i) satisfaction of the conditions to Merger Subsidiary's obligations under the Agreement; and (ii) termination of commitment congruent with the termination provisions in the Agreement

♦ An estimated sources and uses of funds for the transaction is illustrated below:

Estimated Sources [1]

	Amount (US$mm)
Sr. Bank Term Revolver	49.6
Receivables Purchase Facility	165.0
Sr. Bank Term Loan—A	200.0
Sr. Bank Term Loan—B	300.0
Assumed Debt	28.1
Total Debt	742.7
Heartland Equity	225.0
Shareholder Rollover	283.6
Total Equity	508.6
TOTAL SOURCES	1,251.3

NOTE:

1   Assumes a June 30, 2001 closing and purchase price of US$46.00 per share

Estimated Uses [1]

	Amount (US$mm)
Purchase of Springs Equity (including rollover equity)	841.7
Repay Indebtedness	327.2
Assumed Debt	28.1
Excess Cash (working capital)	14.3
Fees & Expenses	40.0
TOTAL USES	1,251.3

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Valuation Analysis at Various Share Prices

Springs Transaction Value at Proposed Offer Price[1]

(US$mm, except per share)	
Proposed Transaction Price Per Share	46.00
Total Diluted Shares Outstanding	19.88
	914.4
Less: Option Proceeds	(72.7)
TRANSACTION EQUITY MARKET VALUE	841.7
Plus: Springs Debt (incl. make whole pmts.)	395.0
Plus: Unfunded Pension Liability	20.8
Plus: Interest Bearing Deferred Comp. Liability	36.1
Less: Cash and Equivalents	(8.4)
TRANSACTION ENTERPRISE VALUE	1,285.2

Springs Shares Sold vs Rolled

Shares Sold	Shares (mm)	Amount [1] ($mm)
Public	10.69	491.7
Close Family	1.09	50.0
Incremental Shares (Treas. Method) [2]	0.36	16.4
Total Shares Sold	12.13	558.1
Close Family Shares Rolled	6.17	283.6
TOTAL SHARES OUTSTANDING	18.30	841.7

NOTES:

1 Assumes US$46.00 per share and 55.8% pro forma Close Family ownership
2 Incremental share effect from the exercise of options calculated using the treasury method

Implied Valuation Multiples at Various Share Prices[2]

Per Share Value (US$)	44.00	45.00	46.00	47.00	48.00	49.00
TEV/LTM Revenue (x)	0.55	0.56	0.57	0.58	0.59	0.60
TEV/LTM EBITDA (x)	5.0	5.1	5.2	5.3	5.3	5.4
TEV/LTM Free Cash Flow [3] (x)	7.6	7.7	7.9	8.0	8.1	8.2
TEV/LTM EBIT (x)	9.1	9.2	9.4	9.5	9.7	9.8
EMV/LTM Net Income (x)	12.2	12.5	12.8	13.1	13.4	13.7

SOURCE: Company reports and SEC filings

NOTES:

1 Based on the Company's March 31, 2001 balance sheet
2 Implied multiples based on the Company's adjusted LTM ended March 31, 2001 results

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3   Free cash flow is defined as EBITDA less capital expenditures

Financial Overview

SECTION 2

Company Overview

❖ **Springs is a leader in the home textile furnishings market**

Bedding Products

♦ Leader in double digit growth Bed-In-A-Bag category—in both mid-market and high-end

♦ Strength in core color programs, account management and replenishment capabilities

♦ Heavy focus and strong competitive advantage in printed ensembles and "fashion products" (coordinated sheets, comforters, bedding accessories and curtains) which face limited competition from imports

♦ Have made investments in distribution and system applications to improve customer service and achieve one of the best service records in the industry. Direct importers lack the infrastructure to effectively compete in this area

Bath Products

♦ Springs has a balanced portfolio of towels, bath rugs, showers curtains and accessories

♦ Springs has been traditionally #3 in towels but now has the opportunity to make significant gains

♦ Through acquisitions and internal growth, Springs has developed a #1 market share position in shower curtains and accessories

Windows and Other Home Furnishings

SOURCE: Company reports

Springs Major Product Segments



2000 Net Sales: US$2.3 billion

2000 Reported EBITDA By Segment



2000 EBITDA: US$254 million

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Historical 5-Year Financial Summary

(US$mm)	1996	1997	1998	1999	2000	CAGR 1995–2000 (%)	LTM Ended 3/31/2001
Operating Data:							
Net Sales	2,221.0	2,226.1	2,180.5	2,220.4	2,275.1	0.5	2,252.2
% Growth	*(0.5)%*	*0.2%*	*(2.0)%*	*1.8%*	*2.5%*		*na*
EBITDA [1]	203.2	213.6	204.4	235.3	257.0	2.1	248.3
% Margin	*9.1%*	*9.6%*	*9.4%*	*10.6%*	*11.3%*		*11.0%*
EBIT [1]	113.8	129.0	117.4	134.0	147.6	2.0	136.8
% Margin	*5.1%*	*5.8%*	*5.4%*	*6.0%*	*6.5%*		*6.1%*
Net Income [1]	109.6	78.0	59.3	67.9	72.3	0.2	65.9
% Margin	*4.8%*	*3.5%*	*2.7%*	*3.1%*	*3.2%*		*2.9%*
Diluted EPS [1]	5.32	3.79	3.13	3.73	3.98	1.5	3.62
% Growth	*43.8%*	*(27.0)%*	*(17.4)%*	*19.2%*	*6.7%*		*na*
Diluted Shares Outstanding	20.6	20.7	18.9	18.2	18.2		18.2
Balance Sheet Data:							
Cash and Equivalents	30.7	0.4	48.1	4.2	2.9		8.4
Net PP&E	534.6	541.2	549.7	625.6	617.9		620.7
Total Assets	1,398.5	1,409.3	1,425.5	1,575.0	1,584.1		1,630.9
Total Debt [2]	184.6	186.2	289.3	340.2	333.2		388.0
Shareholders' Equity	780.8	804.6	724.1	774.9	819.8		820.7
Cash Flow Data:							
Depreciation and	89.4	84.6	87.0	101.3	109.4		111.5

Amortization						
Capital Expenditures	75.1	99.3	115.0	166.8	93.3	84.7

SOURCE: Company reports

NOTES:
1   Excludes non-recurring items
2   Includes short-term and long-term debt

Quality of Earnings Analysis

Analytical Adjustments to Earnings

(US$mm, except per share data)	FY 1999	FY 2000	LTM Ended 3/31/01
EBITDA Adjustments:			
EBITDA—Reported	235.3	253.9	246.5
"Above the Line" Non-Recurring Items—Expense (Income)	0.0	3.1	1.8
EBITDA—Adjusted	235.3	257.0	248.3
EBITDA—Reported—Margin %	*10.6*	*11.2*	*10.9*
EBITDA—Adjusted—Margin %	*10.6*	*11.3*	*11.0*
EBIT Adjustments:			
EBIT—Reported	134.0	144.5	135.0
"Above the Line" Non-Recurring Items—Expense (Income)	0.0	3.1	1.8
EBIT—Adjusted	134.0	147.6	136.8
EBIT—Reported—Margin %	*6.0*	*6.4*	*6.0*
EBIT—Adjusted—Margin %	*6.0*	*6.5*	*6.1*
Net Income Adjustments:			
Net Income to Common—Reported	69.0	67.1	60.2
After-Tax Total Non-Recurring Items—Expense (Income)	(1.1)	5.2	5.8
Net Income to Common—Adjusted	67.9	72.3	65.9
Net Income—Reported—Margin %	*3.1*	*3.0*	*2.7*
Net Income—Adjusted—Margin %	*3.1*	*3.2*	*2.9*
Wtd. Avg. Diluted Shares (Class A & Class B)	18.168	18.160	18.205
EPS—Reported	3.80	3.70	3.30
EPS—Adjusted	3.73	3.98	3.62

SOURCE: Company 10K, internal reports, and Q1 2001 press release

Detail of Adjustments/Non-Recurring Items

(US$mm, except per share data)	FY 1999	FY 2000	LTM Ended 3/31/01
Reported Restructuring & Realignment Expenses (Income):			
Katherine/Elliott Plants Shutdown	–	2.4	2.4
Griffin/Jackson Plants Shutdown	–	2.9	2.9
Total Restructuring & Realignment Expense (Income) ($)	0.0	5.3	5.3
Effective Tax Rate (%)	38.0	37.0	37.0
After-Tax Restructuring & Realignment Expense (Income) ($)	0.0	3.3	3.3
Other Non-Recurring/One-Time Expenses (Income):			
"Above the EBIT Line" Items			
Acctg. Change - Supplies Inventory (Gain)	–	(1.5)	(1.5)
Wisconsin Sales Tax Assessment	–	2.5	1.2
Blindmaker Receivable Charge-Off	–	2.1	2.1
Total "Above the EBIT Line" Non-Recurring Items ($)	0.0	3.1	1.8
"Below the EBIT Line" Items			
Gain on Sale/Leaseback of NYC Building	(1.5)	(1.8)	(1.8)
Gain on Sale of Closed Mfg. Facilities	(4.3)	–	–
Impairment Charge—Property for Sale/Disposal	3.0	1.6	1.6
Year 2000 Expenses	1.0	–	–
Total "Below the EBIT Line" Non-Recurring Items	(1.8)	(0.2)	2.1
Total Other Non-Recurring Items ($)	(1.8)	2.9	3.9
Grand Total Non-Recurring Items ($)	(1.8)	8.2	9.2
Effective Tax Rate (%)	38.0	37.0	37.0
After-Tax Grand Total Non-Recurring Items ($)	(1.1)	5.2	5.8

FYE 2000 and Q1 2001 Balance Sheets

Assets	FYE 2000	Q1 Ended 3/31/01
Current Assets:		
Cash and Cash Equivalents	2.9	8.4
Accounts Receivable, net	291.1	336.9
Inventories, net	508.1	499.7
Other	34.4	36.2
Total Current Assets	836.4	881.2
Property, Plant & Equipment, net	617.9	620.7
Goodwill and Other Assets	129.9	129.0
TOTAL ASSETS	1,584.1	1,630.9

SOURCE: Company SEC filings, internal reports and press releases

Liabilities & Shareholders' Equity	FYE 2000	Q1 Ended 3/31/01
Current Liabilities:		
Short-Term Borrowings	24.7	53.3
Current Maturities of Long-Term Debt	25.2	29.7
Accounts Payable	106.7	103.0
Other Accrued Liabilities	114.4	112.6
Total Current Liabilities	271.0	298.5
Noncurrent Liabilities:		
Long-Term Debt	283.3	305.1
Accrued Benefits and Deferred Compensation	176.1	168.3
Other	34.0	38.3
Total Noncurrent Liabilities	493.4	511.7
Total Shareholders' Equity	819.8	820.7
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	1,584.1	1,630.9

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Springs Stock Price History—Annotated—Last Twelve Months

April 20, 2000 to April 23, 2001



SOURCE: Factset

Annotations

A	WestPoint announces proposed recapitalization plan
B	WestPoint announces termination of recapitalization plan
C	Springs cut to 'Hold ' from 'Buy' at First Union and CSFB
D	Springs reports record second quarter sales & net income
E	CSFB raises estimates after Springs beats second quarter estimates
F	Springs announces third quarter results of $1.00 vs. the Company's $1.02 estimate
G	Springs issues 8-K: Eliminates some production in two plants affecting 320 people
H	Springs acquires Maybank's yarn mill in Georgia
I	Springs announces fourth quarter earnings of $0.61 vs. the Company's $0.65 estimate
J	Springs announces proposal from Heartland
K	Springs cut to 'Neutral' from 'Buy' at Wachovia Securities

Selected Statistics[1,2]

	(US$)
Pre-announcement Price (2/16/01)	36.10
30 Day Average	35.05
90 Day Average	31.21
52 Week Average	33.70
52 Week High	48.81
52 Week Low	22.63

NOTES:
1   Statistics at or prior to February 16, 2001
2   Closing prices

Springs Stock Price Performance—Last Three Years

Relative Share Price Performance

April 23, 1998 to April 23, 2001


160
140
120
100
80
60
40
20
0
4/23/98
10/22/98
4/23/99
10/23/99
4/22/00
10/22/00
4/23/01
Springs
S&P 500

SOURCE: FactSet

Selected Statistics --[2]	(US$)
Pre-announcement:	
Pre-announcement Price (2/16/01)	36.10
30 Day Average	35.05
90 Day Average	31.21

Selected Statistics -	(US$)
Pre-announcement:	
3 Year Average	38.53
3 Year High	60.75
3 Year Low	22.63

NOTES:

1   Statistics at or prior to February 16, 2001
2   Closing prices

Springs Industries—Three Year Historical Price Performance

Relative Share Price Performance

April 23, 1998 to April 23, 2001



SOURCE: FactSet

Springs Industries—One Year Historical Price Performance

Relative Share Price Performance

April 20, 2000 to April 23, 2001



SOURCE: FactSet

Shares Traded at Specific Prices—Latest Twelve Months[1]

Total Volume: 25,560,700 (approximately 2.4x the total Class A shares outstanding)



SOURCE: FactSet

NOTE:

1   Based on closing prices for the latest twelve months ending February 16, 2001

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♦ Approximately 89% of Springs shares traded over the last twelve months were at prices less than US$46.00 per share

Research Commentary

Firm	Recommendation	12 Month Price Target	Comment
CSFB (2/20/01)	Not Rated	na	"We reduced our 2001 earnings per share estimate to US$3.80 from US$4.15. We project sales and earnings to fall in the first half, owing to continued weakness at retail and further initiatives to reduce inventory. We expect at least a small sales recovery in the second half against easy comparisons. We estimate that full-year sales will be essentially flat at US$2.27 billion. We project that the gross margin will remain unchanged at 18.7%. Reduced profitability from planned production curtailments and higher sales of closeout and off-price products in the first half should be offset by improved profitability in the second half. We expect SG&A to increase modestly to 12.5% from 12.4%."
Merrill Lynch (2/2/01)	Accumulate	na	"We think it likely that margin pressure will continue to be driven by claims, low cost sourced goods, weakness particularly at starting price points, and commodity and energy inflation. Cost savings initiatives as well as recent downsized capacity should enable Springs to run plants at fuller levels thus improving overhead absorption rates. Lower outsourced production (and thus inventory) should also reduce working capital requirements. Springs' goal is to reduce inventory by US$30 million in 2001. The Company has downsized its capital expenditure plans significantly (to US$110 million) delaying non-essential projects. In our view, the conservative approach toward capital projects will further strengthen the balance sheet, which should position Springs to weather the storms presented by the current difficult economic environment."
Wachovia Securities (11/27/00)	Buy	37	"Over the last seven years, dollar volume in the bed and bath industries has increased at annual rates of 6.2% and 5.5% respectively. Demographics remain favorable for continued growth over the next five years, in our opinion. These

trends are expected to persist till 2006. Although Springs has been profitable throughout its history, the level of profit margins has been uninspiring. A new management team and well-defined strategy appear to have energized the company and we believe the longer term result will be a higher operating margin."

SOURCE: Brokerage research reports

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Economic vs Voting Ownership

Class A Ownership

	Amount	Class (%)	Total (%)
13F Institutions	8,013,346	74.3	44.7
Close Family	103,088	1.0	0.6
Other Insiders	150,437	1.4	0.8
Other/Retail	2,523,603	23.3	14.0
TOTAL CLASS A SHARES	10,790,474	100.0	60.1

Economic Ownership



Class B Ownership

	Amount	Class (%)	Total (%)
Close Family	7,149,291	99.97	39.9
Other/Retail	2,272	0.03	nm
TOTAL CLASS B SHARES	7,151,563	100.0	39.9
TOTAL SHARES OUTSTANDING	17,942,037		100.0

Voting Ownership



SOURCE: CDA Spectrum, Company reports and SEC filings

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Overview of Management's Projections

MANAGEMENT PROJECTIONS

- All Company projections set forth herein, or used in the financial and comparative analyses described herein, were derived from the Company's "Scenario 1 (Lower Risk)" projections furnished by the Company's management

- Net sales grow at a compound annual growth rate of 2.0% through the projection period (2000–2005)

  – In line with the Company's historical experience of 2.0% over the last ten years and 0.5% over the last five years

- EBITDA margins are projected to improve over historical results, increasing from 11.2% in 2000 to 11.7% by 2005P

- Capital expenditures for 2001E and beyond are expected to remain in the range of US$110 million–US$125 million and reflect the Company's planned IT investments as well as normal maintenance and operating expenditures

- For the projected period (2000–2005), accounts receivable days on hand is expected to remain relatively flat at 47 to 48 days, inventory days on hand is expected to decrease from 104 to 101 days, and accounts payable days is expected to increase from 22 to 23 days

Business Mix

Management Projections

Operating Business Segments	2000A Net Revenues		2005P Net Revenues		CAGR	
	(US$mm)	% Total	(US$mm)	% Total	1995–2000 (%)	2000–2005 (%)
Core Bedding	742.2	32.6	789.5	31.4	na	1.2
Other Bedding	231.9	10.2	287.6	11.4	na	4.4
Total Bedding	974.1	42.8	1,077.1	42.9	na	2.0
Bath	482.5	21.2	589.4	23.5	na	4.1
Total Bedding and Bath	1,456.6	64.0	1,666.5	66.3	na	2.7
Windows	371.9	16.3	420.8	16.7	na	2.5
Baby	71.4	3.1	80.3	3.2	na	2.4
Other	375.1	16.5	345.0	13.7	na	(1.7)
TOTAL	2,275.1	100.0	2,512.6	100.0	0.5	2.0

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Management Projections

(US$mm)	For the Fiscal Years Ended		For the Projected Fiscal Years Ending				
	1999	2000	2001	2002	2003	2004	2005
Operating Data:							
Net Sales	2,220.4	2,275.1	2,265.0	2,320.5	2,387.7	2,446.5	2,512.6
% Growth	*1.8*	*2.5*	*(0.4)*	*2.4*	*2.9*	*2.5*	*2.7*
EBITDA—Adjusted [1]	235.3	257.0	256.3	264.5	281.3	287.7	295.1
% Margin	*10.6*	*11.3*	*11.3*	*11.4*	*11.8*	*11.8*	*11.7*
EBIT—Adjusted [1]	134.0	147.6	145.2	145.5	155.8	156.0	156.6
% Margin	*6.0*	*6.5*	*6.4*	*6.3*	*6.5*	*6.4*	*6.2*
Net Income—Adjusted [1]	67.9	72.3	71.9	71.8	79.3	81.0	83.4
% Margin	*3.1*	*3.2*	*3.2*	*3.1*	*3.3*	*3.3*	*3.3*
Diluted EPS—Adjusted [1]	3.73	3.98	3.95	3.92	4.31	4.40	4.48
% Growth	*19.2*	*6.7*	*(0.8)*	*(0.8)*	*9.9*	*2.1*	*1.8*
Diluted Shares Outstanding	18.2	18.2	18.2	18.3	18.4	18.4	18.6
Balance Sheet Data:							
Cash & Equivalents	4.2	2.9	–	–	–	–	–
Net PP&E	625.6	617.9	626.2	640.2	640.2	645.4	629.2
Total Assets	1,575.0	1,584.1	1,597.9	1,616.6	1,635.7	1,656.8	1,659.3
Total Debt	340.2	333.2	316.1	294.5	263.7	221.8	167.9
Shareholders' Equity	774.9	819.8	868.7	917.4	973.7	1,031.7	1,092.0
Cash Flow Data:							
Depreciation &	101.3	109.4	111.2	119.0	125.5	131.7	138.5

Amortization							
Capital Expenditures	166.8	93.3	110.0	123.0	114.0	125.0	110.0

NOTE:

1   Excludes non-recurring items for fiscal years 1999 and 2000

Contribution Analysis—Sales

Management Projections—Contribution Analysis—Sales Growth (%)

	2000A	2001	2002	2003	2004	2005
			Projected			
Core Bedding (BIAB, Top of Bed & Retail Sheets)	(2.3)	(1.6)	1.0	2.1	2.0	2.8
Other Bedding (Inst. Sheets, AFI, Freestanding Window, Custom Design)	24.3	4.3	5.4	5.0	3.7	3.7
Total Bedding	3.0	(0.2)	2.1	2.8	2.5	3.0
Bath (Retail Towels, Inst. Towels, Rugs, Regal Rugs, Shower Curtains, Accessories)	0.8	4.2	5.1	3.8	3.6	3.6
Total Bedding & Bath	2.3	1.3	3.1	3.2	2.9	3.2
Windows	4.0	4.3	2.7	2.5	1.5	1.5
Baby	(5.4)	2.8	2.5	2.5	2.0	2.0
Other (Retail & Specialty, Springs Direct, Springs Canada, Int'l & Other)	(0.3)	(12.5)	(0.8)	2.1	1.8	1.8
TOTAL SALES	2.5	(0.4)	2.4	2.9	2.5	2.7

Contribution Analysis—EBITDA and EBIT Margin

Management Projections—Contribution Analysis—EBITDA and EBIT Margin (%)

	Actual		Projected				
EBITDA Margin	1999 ·	2000 ·	2001	2002	2003	2004	2005
Core Bedding (BIAB, Top of Bed & Retail Sheets)	15.4	15.3	14.0	14.1	15.1	15.0	15.0
Other Bedding (Inst. Sheets, AFI, Freestanding Window, Custom Design)	12.8	11.8	9.8	10.4	11.5	12.0	12.6
Total Bedding	14.9	14.5	12.9	13.2	14.1	14.2	14.4
Bath (Retail Towels, Inst. Towels, Rugs, Regal Rugs, Shower Curtains, Accessories)	8.0	8.4	10.9	11.5	12.2	11.9	11.9
Windows	11.3	10.5	11.6	11.3	10.7	10.7	10.4
Baby	3.3	(0.6)	7.0	5.9	5.3	5.4	5.2
Other (Retail & Specialty, Springs Direct, Springs Canada, Int'l & Other)	3.5	9.1	7.8	7.3	6.7	6.7	6.4
TOTAL EBITDA MARGIN	10.5	11.2	11.3	11.4	11.8	11.8	11.7
EBIT Margin							
Core Bedding (BIAB, Top of Bed & Retail Sheets)	9.1	8.6	7.3	7.0	7.7	7.5	7.2
Other Bedding (Institutional Sheets, AFI, Freestanding Window, Custom Design)	7.9	7.5	5.5	6.1	7.2	7.7	8.1
Total Bedding	8.9	8.4	6.9	6.8	7.6	7.5	7.4
Bath (Retail Towels, Inst. Towels, Rugs, Regal Rugs, Shower Curtain, Accessories)	3.9	3.7	6.1	6.4	7.0	6.5	6.3

Windows (Hard)	6.8	5.5	7.0	6.6	6.0	5.9	5.7
Baby	1.5	(2.8)	4.9	3.7	3.0	3.0	2.7
Other (Retail & Specialty, Springs Direct, Springs Canada, Int'l & Other)	1.6	7.0	5.2	4.6	4.0	4.0	3.8
TOTAL EBIT MARGIN	6.0	6.3	6.4	6.3	6.5	6.4	6.2

NOTE:

1   Before adjustments for non-recurring items

Valuation Analyses

SECTION 3

Valuation Framework

♦ Springs' valuation involves a balancing of various valuation methodologies, market benchmarks, perspectives and structures

Valuation Methodologies

Comparable Public Company Analysis	♦ To determine the current public market value and trading multiples of companies similar to Springs, in order to impute a "public market" valuation range
Premiums Paid Analysis	♦ To determine the historical stock price premiums paid for public companies over the last few years, in order to compare such premiums to the premium being paid in the Merger
Comparable Transaction Analysis	♦ To determine the historical private market value and transaction multiples of companies similar to Springs, in order to impute a "private market" valuation range for Springs
Discounted Cash Flow Analysis	♦ To determine the present value of the projected after-tax, free cash flows of Springs utilizing a range of discount rates and terminal value methodologies
Leveraged Recapitalization Analysis	♦ To determine the range of implied purchase prices given a financial buyer's return criteria and an assumed capital structure
Present Value of Hypothetical Future Stock Prices Analysis	♦ To determine the present value of hypothetical future stock prices implied by a range of P/E multiples and an appropriate discount rate

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Valuation Analysis at Various Share Prices

Springs Transaction Value at Proposed Offer Price[1]

(US$mm, except per share)

Proposed Transaction Price Per Share	46.00
Total Diluted Shares Outstanding	19.88
	914.4
Less: Option Proceeds	(72.7)
TRANSACTION EQUITY MARKET VALUE	841.7
Plus: Springs Debt (incl. make whole pmts.)	395.0
Plus: Unfunded Pension Liability	20.8
Plus: Interest Bearing Deferred Comp. Liability	36.1
Less: Cash and Equivalents	(8.4)
TRANSACTION ENTERPRISE VALUE	1,285.2

Implied Valuation Multiples at Various Share Prices[2]

Per Share Value (US$)	44.00	45.00	46.00	47.00	48.00	49.00
TEV/LTM Revenue (x)	0.55	0.56	0.57	0.58	0.59	0.60
TEV/LTM EBITDA (x)	5.0	5.1	5.2	5.3	5.3	5.4
TEV/LTM Free Cash Flow [3] (x)	7.6	7.7	7.9	8.0	8.1	8.2
TEV/LTM EBIT (x)	9.1	9.2	9.4	9.5	9.7	9.8
EMV/LTM Net Income (x)	12.2	12.5	12.8	13.1	13.4	13.7

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SOURCE: Company reports and SEC filings

NOTES:
1   Based on the Company's March 31, 2001 balance sheet
2   Implied multiples based on the Company's adjusted LTM ended March 31, 2001 results
3   Free cash flow is defined as EBITDA less capital expenditures

Recent Peer Trading History

(US$)	01/02/2001	02/16/2001	04/23/2001	% Change Since	
				01/02/2001	02/16/2001
Actual Price					
S&P 500 Index	1,283.3	1,301.5	1,224.4	(4.6)	(5.9)
Dow Jones Index	10,646.2	10,799.8	10,532.2	(1.1)	(2.5)
WestPoint	7.94	8.37	7.72	(2.8)	(7.8)
Mohawk Industries	27.25	30.77	31.06	14.0	0.9
Galey & Lord	2.50	3.10	1.82	(27.2)	(41.3)
Dan River	2.34	2.94	2.08	(11.1)	(29.3)
Crown Crafts, Inc.	0.28	0.48	0.20 [2]	(28.9)	(58.3)
Burlington Industries	1.56	2.19	1.98	26.7	(9.6)
Implied Springs Price					
S&P 500 Index	30.94	31.38	29.52	(4.6)	(5.9)
Dow Jones Index	30.94	31.38	30.61	(1.1)	(2.5)
WestPoint	30.94	32.61	30.08	(2.8)	(7.8)
Mohawk Industries	30.94	34.93	35.26	14.0	0.9
Galey & Lord	30.94	38.36	22.52	(27.2)	(41.3)
Dan River	30.94	38.87	27.50	(11.1)	(29.3)
Crown Crafts, Inc.	30.94	52.80	22.00	(28.9)	(58.3)
Burlington Industries	30.94	43.36	39.20	26.7	(9.6)
Average Springs Price	30.94	37.96	29.59	(4.4)	(22.1)

SOURCE: Factset

NOTES:

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1   Assumes Springs share performance mirrors its peers or indices
2   Latest available price information as of April 9, 2001

Comparable Company Analysis

						LTM Margins		1998–2000 Revenue	5-year EPS Growth	Enterprise Value to 2000 [3]				P/E	
Company	Ticker	Current [1] Price	Equity Value	Net [2] Debt	Enterprise Value	EBITDA (%)	EBIT (%)	CAGR (%)	Rate [4] (%)	Sales (x)	EBITDA (x)	EBIT (x)	FCF [5] (x)	2000 (x)	2001E [4] (x)
Burlington Industries	BUR	1.98	106.4	658.4	764.7	6.0	0.9	(10.2)	(30.3)	0.47	7.9	nm	nm	nm	16.9
Crown Crafts, Inc [6]	CRW	0.20	1.7	90.6	92.3	nm	nm	0.1	(10.9)	0.32	nm	nm	nm	nm	nm
Dan River	DRF	2.08	45.3	353.0	398.3	13.9	7.8	13.2	(2.4)	0.60	4.3	7.7	6.8	4.2	16.3
Galey & Lord	GNL	1.82	21.8	500.2	521.9	10.7	6.5	3.0	(22.6)	0.54	5.1	8.4	6.7	9.7	2.3
Mohawk Industries	MHK	31.06	1,627.4	581.9	2,209.3	12.0	9.4	8.9	40.6	0.68	5.7	7.2	6.9	10.1	11.0
Westpoint	WXS	7.72	381.9	1,444.8	1,826.7	17.1	12.6	1.0	14.8	1.01	5.9	8.0	7.8	5.8	5.4
Mean			364.1	604.8	968.9	11.9	7.5	2.7	(1.8)	0.60	5.8	7.8	7.1	7.4	10.4
Median			75.8	541.1	643.3	12.0	7.8	2.0	(6.7)	0.57	5.7	7.8	6.9	7.7	11.0
Harmonic Mean			9.1	303.0	341.5	10.6	3.2	na	na	0.54	5.5	7.8	7.0	6.5	6.0
High			1,627.4	1,444.8	2,209.3	17.1	12.6	13.2	40.6	1.01	7.9	8.4	7.8	10.1	16.9
Low			1.7	90.6	92.3	6.0	0.9	(10.2)	(30.3)	0.32	4.3	7.2	6.7	4.2	2.3
Springs Industries	SMI	29.29 [7]	525.6	436.5	962.1	11.0	6.1	2.1	2.5	0.43	3.9	7.0	5.9	8.0	7.5
Springs Industries	SMI	36.10 [8]	648.7	436.5	1,085.2	11.0	6.1	2.1	2.5	0.48	4.4	7.9	6.6	9.8	9.2
Springs Industries	SMI	46.00	841.7	443.5	1,285.2	11.0	6.1	2.1	2.5	0.57	5.2	9.4	7.9	12.8	11.7

NOTES:

1 Closing stock prices as of April 23, 2001

2 Debt adjusted for current market value and includes any unfunded pension liability

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3   Latest twelve months ending March 31, 2001 (as available), otherwise, latest twelve months ended December 31, 2000
4   Source: I/B/E/S for 5 year EPS growth estimates and 2001E EPS estimates
5   Free cash flow (FCF) is defined as EBITDA less capital expenditures
6   Price as of April 9, 2001 (latest available price information prior to delisting)
7   Average SMI stock price, latest six months prior to announcement
8   Pre–announcement stock price as of February 16, 2001

Historical EBITDA Trading Multiples

Three Years Quarterly



SOURCE: SEC filings and FactSet

Premiums Paid Analyses—Two Year Historical

❖ The following analysis shows the premiums paid in selected precedent transactions[1]

	Number of Deals	Premium to Stock Price (%)		
		One Day Prior to Annc.	One Week Prior to Annc.	One Month Prior to Annc.
Deals Announced in LTM 2001				
Control	32			
Mean/Median		35.7 / 30.6	43.3 / 41.5	51.8 / 50.0
High/Low		92.7 / 2.7	96.3 / 4.0	111.1 / (0.3)
Minority Close-out	13			
Mean/Median		39.0 / 42.5	48.8 / 44.3	37.4 / 41.1
High/Low		85.5 / 3.9	108.2 / 3.9	75.4 / 5.3
Deals Announced in 2000				
Control	39			
Mean/Median		34.7 / 30.2	43.5 / 40.7	53.0 / 50.6
High/Low		116.8 / (5.3)	121.0 / 4.0	130.3 / (0.3)
Minority Close-out	19			
Mean/Median		29.4 / 22.4	37.0 / 37.6	36.4 / 31.9
High/Low		85.5 / (4.5)	108.2 / 0.0	98.8 / 1.2
Deals Announced in 1999				
Control	65			
Mean/Median		30.1 / 27.3	37.0 / 34.8	44.5 / 41.9
High/Low		95.3 / (7.9)	115.4 / (11.4)	120.3 / (2.1)
Minority Close-out	18			
Mean/Median		34.7 / 30.5	35.9 / 43.4	48.6 / 48.6
High/Low		83.6 / 5.5	63.3 / (1.5)	107.4 / 7.3

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Implied Premium of Proposed Offer @ US$46.00 [2]	27.4	26.8	42.4

SOURCE: SDC

NOTES:

1 Premiums based on selected US transactions from 1/1/99 to 4/23/01 for which premium information is available; US$500mm–US$2,000mm deal size range, except for minority close–out transactions; 100% cash consideration; excludes transactions involving financial institutions and certain outlier transactions

2 Premiums calculated based on Springs' closing stock prices one day, one week, and one month prior to announcement (US$36.10, US$36.28, and US$32.31, respectively)

Comparable Transaction Analysis

Acquiror/Target	Date Announced	One Day Prior Premium (%)	One Week Premium (%)	One Month Premium (%)	Total Enterprise Value	Equity Market Value	LTM Revenue	3-Year Revenue Growth (%)	LTM EBITDA Margin (%)	LTM FCF Margin (%)	LTM EBIT Margin (%)	LTM Net Income Margin (%)	Total Enterprise Value Multiples: LTM Revenue	LTM EBITDA	LTM FCF	LTM EBIT	Equity Mkt. Value/ LTM Net Inc.
Berkshire Hathaway/ Shaw Industries	9/6/00	18.8	23.8	26.7	3,277.1	2,393.9	4,095.7	7.2	13.1	9.6	7.5	4.4	0.80	6.1	8.3	10.7	13.3
Investor Group/ Conso International	10/6/99	77.9	75.4	58.2	106.4	66.1	117.6	27.6	15.1	12.5	11.5	4.9	0.90	6.0	7.2	7.9	11.5
GCW Southeast Partners/ Johnston Industries	8/30/99	65.5	84.6	50.0	155.5	32.5	267.6	(6.1)	9.9	7.4	2.6	(1.0)	0.58	5.9	7.8	22.3	nm
Dan River/ Bibb Company	6/29/98	19.5	22.2	38.9	267.3	172.9	242.9	(20.1)	6.0	(7.5)	3.2	(0.4)	1.10	18.4	nm	33.9	nm
Pillowtex Corp/ Fieldcrest Cannon, Inc	9/11/97	1.5	8.6	30.5	912.5	406.9	1,100.1	1.3	7.1	1.8	3.8	1.5	0.83	11.7	47.3	21.8	23.9
Springs Industries/ Dundee Mills, Inc	2/6/95	na	na	na	143.5	118.0	272.1	3.8	5.4	2.1	1.3	(0.5)	0.53	9.8	25.4	40.7	nm
Mean		36.6	42.9	40.8	810.4	531.7	1,016.0	2.3	9.4	4.3	5.0	1.5	0.79	9.6	19.2	22.9	16.2
Median		19.5	23.8	38.9	211.4	145.5	269.8	2.6	8.5	4.8	3.5	0.6	0.81	8.0	8.3	22.0	13.3
Min		1.5	8.6	26.7	106.4	32.5	117.6	(20.1)	5.4	(7.5)	1.3	(1.0)	0.53	5.9	7.2	7.9	11.5
Max		77.9	84.6	58.2	3,277.1	2,393.9	4,095.7	27.6	15.1	12.5	11.5	4.9	1.10	18.4	47.3	40.7	23.9
Harmonic Mean		6.2	21.9	37.5	214.7	95.2	283.2	na	8.1	na	3.1	na	0.74	8.1	11.2	16.4	14.7
Springs Industries @$ 46.00	2/20/01	27.4	26.8	42.4	1,285.2	841.7	2,252.2	2.5	11.0	7.3	6.1	2.9	0.57	5.2	7.9	9.4	12.8
Westpoint Stevens [1]	4/24/00	27.5	30.4	28.5	2,113.8	649.2	1,883.3	6.7	18.7	10.8	14.2	5.5	1.12	6.0	10.4	7.9	6.2

SOURCE: SDC, company reports and SEC filings

NOTE:

1   WestPoint transaction was terminated on 5/19/00

Discounted Cash Flow Analysis

❖ **Key Assumptions**

♦ Discounted cash flow analyses incorporate the Company's projected operating performance for the period
  2001—2005. Projections are based on the Company's management projections

♦ Projections do not include acquisitions or plant closings

♦ Tax rate assumed at 38%

♦ Discount rates (weighted average cost of capital) assumed at 8.75% to 11.75%

♦ Exit multiples are consistent with the comparable public company analysis with the results summarized below:

Implied Valuation at Various Exit Multiples

(US$ per share)	Relevant Range	Implied Share Value
Management Projections		
EBITDA	4.5x–5.5x	38.61–56.12
EBIT	6.5x–7.5x	28.13–39.80
FCF	6.5x–7.5x	34.39–47.58
Perpetuity Growth	0.5%–2.5%	23.92–56.75

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Typical Financial Sponsor Investment Criteria

◆ A leveraged recapitalization is a transaction structure designed to avoid a step–up in the accounting basis of an acquired company (as reflected in the Company's books), thereby avoiding the incurrence of incremental goodwill amortization and asset depreciation

◆ In a leveraged recapitalization transaction, a substantial shareholder group partners with a financial sponsor to repurchase the remaining public shares of the Company

◆ Following the recapitalization, the Company is taken private by the newly formed shareholder group, i.e., shareholders "rolling over" their equity and the financial sponsor investing new equity

◆ Financial buyers and their debt sources typically require the following parameters (depending upon market conditions and target industry):

Internal Rate of Return:	Greater than 25%
Total Debt/EBITDA:	No more than 3.0x–4.5x in Year 1
EBITDA/Interest Expense:	No less than 2.0x in Year 1
Cumulative Senior Debt Paydown:	No less than 50% by Year 5

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Leveraged Recapitalization Analysis

❖ **Key Assumptions**

Leveraged recapitalization analyses were generated using management projections. In addition to the assumptions inherent in the projections, the following additional assumptions were made:

- ♦ A purchase price per share range from US$38.00 to US$50.00, implying an equity value range from US$686.1 to US$921.3 and a total enterprise value range from US$1,086.8 to US$1,322.1

- ♦ The following financial structure was assumed in the US$46.00 per share analysis:

Estimated Source

(US$mm)	Amount (US$)
Sr. Bank Term Revolver	214.6
Receivables Purchase Facility	–
Sr. Bank Term Loan – A	200.0
Sr. Bank Term Loan – B	300.0
Assumed Debt	28.1
Total Debt	742.7
Heartland Equity	225.0
Shareholder Rollover	283.6
Total Equity	508.6
TOTAL SOURCES	1,251.3

Estimated Uses

(US$mm)	Amount (US$)
Purchase of Springs Equity (including rollover equity)	841.7
Repay Indebtedness	327.2
Assumed Debt	28.1
Excess Cash (working capital)	14.3
Fees & Expenses	40.0
TOTAL USES	1,251.3

- ♦ Recapitalization accounting was assumed (no push–down of goodwill)

- ♦ Assumed closing date of June 30, 2001

- ♦ Management options for 10% of the equity of the Company upon exit

- ♦ Financing from a term revolver was used instead of the receivables purchase facility

a*bcd*

◆ Investors are assumed to exit in 4.5 years (2005) at an EBITDA multiple of 5.0x

Leveraged Recapitalization Analysis Summary

IRRs at Various Purchase Prices

Assuming Approximately 41% Equity Investment (including rollover equity) and an EBITDA Exit Multiple of 5.0x



Leverage and Coverage Statistics—Management Projections

	Purchase Price Per Share (US$)			
	38.00	42.00	46.00	50.00
2000 Pro Forma (x):				
Total Debt/EBITDA	2.5	2.7	2.9	3.1
EBITDA/Interest Expense	5.2	4.9	4.7	4.4

(EBITDA-CAPEX)/ Interest Expense	3.3	3.2	3.0	2.8
% Debt Paydown by 2005	39.6	35.7	32.3	29.2

Present Value Analysis of Hypothetical Future Stock Price

Management Projections

(US$ per share)	2001P	2002P	2003P	2004P	2005P	2000–2005 CAGR
Projected Springs EPS	3.95	3.92	4.31	4.40	4.48	3.2%
Hypothetical Future Stock Price						
P/E Multiple:						
7.0x	27.65	27.44	30.17	30.80	31.36	
8.0x	31.60	31.36	34.48	35.20	35.84	
9.0x	35.55	35.28	38.79	39.60	40.32	
Dividends Per Share	1.27	1.27	1.27	1.27	1.27	
Present Value of Hypothetical Stock Price [2]						
P/E Multiple:						
7.0x	26.76	24.91	25.50	24.38	23.30	
8.0x	30.49	28.22	28.76	27.36	26.02	
9.0x	34.23	31.54	32.03	30.35	28.73	

NOTES:

1 Assumes constant blended per share dividend policy as per the management projections

2 Hypothetical future stock prices and dividend stream discounted at 11.75% (levered cost of equity)

abcd

Comparable Company Descriptions

APPENDIX A

Comparable Company Descriptions

Comparable Company Descriptions

Burlington Industries, Inc.	Burlington Industries is a diversified manufacturer of soft goods for apparel and interior furnishings. It is a developer, marketer and manufacturer of fabrics and other textile products used in a variety of apparel and interior furnishings end uses. Burlington is organized in three industry segments: Performance Wear, Casual Wear and Interior Furnishings.
Crown Crafts, Inc.	Crown Crafts, Inc. operates directly and indirectly through its subsidiaries, in two principal business segments within the textile industry: Adult Home Furnishing and Juvenile Products, and Infant Products. Adult Home Furnishing and Juvenile Products consists of Bedroom Products (adult comforters and accessories), Throws and Decorative Home Accessories (primarily jacquard-woven throws in cotton, acrylic, rayon or chenille), and similar products targeted to the juvenile segment. The Infant Products segment consists of four main business segments: infant bedding, bibs, infant soft goods and accessories.
	Sales are generally made directly to retailers, department and specialty stores, mass merchants, large chain stores and gift stores. These products are marketed under a variety of company-owned trademarks, as unbranded merchandise and with customers' private labels in three product groups: bedroom products, throws and decorative home accessories, and infant and juvenile products.
Dan River, Inc.	Dan River, Inc. is a designer, manufacturer and marketer of products for the home fashions and apparel fabrics markets. Dan River designs, manufactures and markets a line of value-added home fashion products consisting of bedroom furnishings such as comforters, sheets, pillowcases, shams, bed skirts, decorative pillows and draperies. The company also designs, manufactures and markets a range of high quality woven cotton and cotton-blend apparel fabrics. Dan River also manufactures and sells specialty engineered yarns and woven fabrics for use in making high-pressure hoses and other industrial products.

Comparable Company Descriptions (continued)

Comparable Company Descriptions

Galey & Lord, Inc.	Galey & Lord, Inc. was incorporated in Delaware in 1987 for the purpose of acquiring substantially all of the assets of the Blends Apparel and Prints divisions of Burlington Industries, Inc. in February 1988. The company is a global manufacturer of textiles for sportswear, including cotton casuals, denim and corduroy, and is an international manufacturer of work wear fabrics. The company also is a manufacturer of dyed and printed fabrics for use in home fashions.
WestPoint Stevens Inc.	WestPoint Stevens Inc. is the successor corporation to West Point-Pepperell, Inc. through a series of mergers occurring in December 1993. The company is engaged in the manufacture, marketing and distribution of bed and bath home fashions products.
	The company manufactures and markets home fashions consumer products for distribution to chain and department stores, mass merchants and specialty stores. Home fashions products are manufactured and distributed under its owned trademarks and pursuant to various licensing agreements. WestPoint Stevens manufactures and markets a broad range of bed and bath products, including: decorative sheets, designer sheets, sheets, accessories and towels for the hospitality industry; blankets; private label sheets, accessories and towels.

Comparable Transaction Descriptions

APPENDIX B

Comparable Transaction Descriptions

Target Company Descriptions

Shaw Industries, Inc.	Shaw Industries, Inc. is a global carpet manufacturer. Shaw designs and manufactures approximately 1,600 styles of tufted and woven carpet for residential and commercial use under the PHILADELPHIA, TRUSTMARK, CABIN CRAFTS, SHAW COMMERCIAL CARPETS, STRATTON, NETWORX, SHAWMARK, EVANS BLACK, SALEM, SUTTON, KOSSET, CROSSLEY, ABINGDON, REDBOOK, MINSTER, INVICTA and TERZA trade names and under certain private labels. The company's manufacturing operations are fully integrated from the processing of yarns through the finishing of carpet. The company's carpet is sold in a range of prices, patterns, colors and textures with the majority of its sales in the medium to high retail price range. Shaw sells its products to retailers, distributors and commercial users throughout the United States, Canada, Mexico, Australia and the United Kingdom and, to a lesser degree, exports to additional overseas markets.
Conso International Corporation	Conso International Corporation is the world's largest manufacturer of decorative trimmings for the home furnishings industry and, through its subsidiary, Simplicity Pattern Co., Inc. ("Simplicity"), is a producer of patterns and other instructional material for home sewing of apparel, home decorating, and crafts. The company, including its British Trimmings ("BT") subsidiary, produces and sells a range of knitted and woven fringes, decorative cords, tasseled accessories, jacquard and other woven braids, and apparel trims, as well as sewing tapes and supplies. Conso also distributes window accoutrements and other home furnishings accessories. Through its salesforce, the Company's products are marketed to manufacturers, distributors and retailers. Manufacturing facilities are located in the United States, the United Kingdom, Mexico, and India.
Johnston Industries	The company is a designer, manufacturer and marketer of finished and unfinished (greige) cotton, synthetic and blended fabrics used in a broad range of industrial and consumer applications. The company's products are sold to a number of "niche" markets, including segments of the home furnishings, hospitality, industrial, automotive and specialty markets. In addition, the company reprocesses and markets waste textile fiber and off-quality fabrics for sale to a range of specialty markets. The company also manufactures fabrics used in engineered composite materials serving mainly the recreation and construction markets. The company conducts its operations through four business units: (i) the Greige Fabrics Division, (ii) the Finished Fabrics

Division, (iii) the Fiber Products Division, and (iv) JICR.

Comparable Transaction Descriptions (continued)

Target Company Descriptions

Bibb Company	The Bibb Company, is a domestic manufacturer and marketer of textile products, principally sheets, pillowcases and other bedding accessories for use in the home, hotels, hospitals, and others serving the hospitality market. The company also manufactures specially treated and engineered textile products used primarily in producing high-pressure automobile hoses and conveyor belts.
Fieldcrest Cannon, Inc.	Fieldcrest operates a single segment business in the textile industry and is principally involved in the manufacture and sale of home furnishing products. Fieldcrest designs, manufactures and markets a broad range of household textile products consisting of towels, sheets, comforters, bath rugs and furniture coverings. These products are marketed primarily by the company's own sales and marketing staff and distributed nationally to customers for ultimate retail sale. Customers consist mainly of department stores, chain stores, mass merchants, specialty home furnishing stores, catalog warehouse clubs and other retail outlets, and institutional, government and contract accounts.
Dundee Mills, Incorporated	Dundee Mills, Incorporated, is a manufacturer of towels, infant and toddler bedding, knitted infant apparel, and baby and healthcare products. The business of Dundee is divided into three primary divisions: terry towel products, baby and healthcare products, and broadcloth fabric.

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